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Tel. (914) 921-7732
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pgoldstein@gabelli.com



GAMCO Asset Management Inc.

January 28, 2010

Via Fax and Overnight Delivery

Mr. James T. Holden
Secretary
Coachmen Industries, Inc.
2831 Dexter Drive
Elkhart, Indiana 46515

> **Re:** **Notice of Intent to Nominate Directors at the Company's 2010 Annual Meeting of Shareholders**

Dear Mr. Holden:

GAMCO Asset Management Inc. ("GAMCO") hereby notifies Coachmen Industries, Inc. ("Coachmen" or the "Company"), that GAMCO is recommending Robert S. Prather and Glenn J. Angiolillo for nomination for election as Directors of Coachmen at Coachmen's 2010 Annual Meeting of Shareholders. GAMCO also is in discussions with other potential nominees and may submit a recommendation for a third nominee for election as a Director.

Biographical information and consent forms for Mr. Prather and Mr. Angiolillo are enclosed.

GAMCO currently is the beneficial owner of approximately 914,219 shares of the common stock of Coachmen, representing 5.65% of the outstanding shares. GAMCO has affiliates that also own shares of the common stock of Coachmen. These affiliates, their share ownership, and their transactions in the common stock of Coachmen are disclosed in the Schedule 13D amendments filed with the SEC on their behalf. The Schedule 13D amendments also indicate the shares over which GAMCO and its affiliates exercise voting control. A copy of the most recent Schedule 13D amendment filed on behalf of GAMCO and its affiliates is enclosed.

GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded provider of investment advisory services to mutual funds, institutional and high net worth investors, and investment partnerships (NYSE: GBL).

GAMCO strongly supports the nomination of Mr. Prather and Mr. Angiolillo for election to the Board of Directors of Coachmen at Coachmen's 2010 Annual Meeting of shareholders.

We are not aware of any business relationships between either of these individuals and Coachmen, directly or indirectly, and we believe each of these individuals would qualify under applicable rules as an independent director of Coachmen. There are no arrangements or understandings between GAMCO and either candidate or others pursuant to which the candidates are being recommended by GAMCO.

Neither of these individuals currently own shares of the common stock of Coachmen.

We are advised that no business relationship exists between either candidate and Coachmen, directly or indirectly.

This letter and all attachments hereto are submitted in a good faith effort to satisfy Coachmen's requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO intends to be present at the Annual Meeting of Shareholders in person or by proxy to nominate these two individuals to serve as Directors of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.



By: Peter D. Goldstein
Director of Regulatory Affairs

Enclosures

ROBERT S. PRATHER, JR.

Age:	64
Address:	4370 Peachtree Road, NE Atlanta, GA 30319
Principal Occupation:	President and Chief Operating Officer – Gray Television, Inc. (since 2002; Executive Vice President, 1996-2002). Chairman of the Board – Triple Crown Media, Inc. (since 2005). Chief Executive Officer – Bull Run Corporation (1992-2005).
Other Directorships:	Gray Television; Nioxin Research Laboratories, Inc.; Georgia World Congress Center; Draper Holdings Business Trust; Enterprise Bank; Swiss Army Brands, Inc.; Greenwich PMV Acquisition Corp.; Gaylord Entertainment Co.; GAMCO Investors, Inc.

GRAY
TELEVISION, INC.
Robert S. Prather, Jr.

January 27, 2010

Mr. James T. Holden
Secretary
Coachmen Industries, Inc.
PO Box 3300
Elkhart, IN 46515

Re: Director Nomination

Dear Mr. Holden:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Coachmen Industries, Inc. ("Coachmen Industries"). I hereby consent to being named as a nominee in the Coachmen Industries proxy statement for its 2010 Annual Meeting of Shareholders and also I consent to serving as a Director if elected.

Sincerely,

Robert S. Prather, Jr.

4370 Peachtree Road, NE • Atlanta, GA 30319
404-266-8333 • Fax 404-261-9607

GLENN J. ANGIOLILLO

Age:	56
Address:	2 Benedict Place Greenwich, CT 06830
Principal Occupation:	President – GJA Corp. (consulting and advisory) since 1998. Former Partner and Management Committee Member – Cummings and Lockwood (corporate law, mergers and acquisitions, banking and finance).
Other Directorships:	Gaylord Entertainment Co. Trans-Lux Corporation NYMagic, Inc. LICT Corp.
Education:	Georgetown University, J.D., University of Pennsylvania, B.S.

January 27, 2010

Mr. James T. Holden
Secretary
Coachmen Industries, Inc.
PO Box 3300
Elkhart, IN 46515

Re: Director Nomination

Dear Mr. Holden:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Coachmen Industries, Inc. ("Coachmen Industries"). I hereby consent to being named as a nominee in the Coachmen Industries proxy statement for its 2010 Annual Meeting of Shareholders, and to serving as a Director if elected.

Sincerely,



Glenn J. Angiolillo

Most recent Schedule 13D Amendment referenced in Exhibit A, filed on October 29, 2009 (complete filing available on EDGAR)